

February 13, 2012

<u>Via E-mail</u>
Mr. Stephen E. Jones
Chief Executive Officer
West Texas Resources, Inc.
5729 Lebanon Road, Suite 144
Frisco, Texas 75034

      Re: West Texas Resources, Inc.
              Amendment No. 1 to Registration Statement on Form S-1
              Filed January 24, 2011
              File No. 333-178437

Dear Mr. Jones:

We have reviewed your amendment and your letter dated January 23, 2012, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your response to prior comment 3. With regard to the December 9, 2010, spin-off from Russian Resources, please quantify for us the number of Russian Resources stockholders who received shares of West Texas on that date.

2.   Please provide us with the "adequate information" to which you refer in the third bullet point of your response to prior comment 3, and explain why you believe that it substantially complied with Regulation 14A or Regulation 14C. We refer you to Endnote 5 to Staff Legal Bulletin No. 4.

3.   You disclose on page 14 that West Texas Resources, Inc. was incorporated under the laws of Nevada on December 9, 2010, as a wholly-owned subsidiary of Russian Resources Energy Inc., a Texas corporation, and spun-off to stockholders of Russian Resources on that same date. Accordingly, please explain further why you believe that the registrant has met the condition set forth in Staff Legal Bulletin No. 4 that there be a valid business purpose for the spin-off. In that regard, we note that:

- The transaction appears to have involved a newly formed company or a development stage company with no or nominal assets; and

- It appears that Russian Resources held for less than one year any assets that were contributed to West Texas.

Please include in your response a reference to all guidance that you believe to be applicable, including any relevant no-action letters.

Principal Stockholders, page 24

4.   We note your revisions in response to prior comment 21. Please include as a footnote to the table the information in each bullet. Please also revise to clarify the footnote (2) reference after "Directors and executive officers as a group."

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271, or in his absence Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Daniel K. Donahue, Esq.
        Greenberg Traurig, LLP